Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

July 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Chindex International, Inc. Form 10-K for fiscal year ended March 31, 2008 Filed June 16, 2009 File No. 001-33524

Ladies and Gentlemen:

We are counsel to Chindex International, Inc. (the “Company”).  Reference is made to the Staff’s comments to date regarding the Company’s Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008 (the “Form 10-K”) as amended to date.  We note that simultaneously herewith the Company has filed an amendment to the Form 10-K responding to such comments (the “Amendment”).  We further note that one such Staff comment was the request that the Company file referenced exhibits 10.17-20 to the Form 10-K. Such references were made in error and such exhibits have never existed.  As disclosed in the Company’s Form 8-K filed on December 20, 2007, on December 17, 2007 the Company increased the salaries of certain executive officers.  The increases were not reduced to written employment agreement amendments, as such written amendments were not necessary. During the subsequent preparation of the Form 10-K, references to such written amendments as exhibits 10.17-20 were mistakenly included in the Form 10-K. Such references have been removed in the Amendment.

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

By:	/s/ Gary J. Simon
Gary J. Simon
Partner

cc:	Lawrence Pemble, Chief Financial Officer, Chindex International, Inc.